UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

Legion M Entertainment, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Legion M Entertainment, Inc. 1801 Century Park East, 24th Floor Los Angeles, CA 90067

(Full mailing address of principal executive offices)

833-534-4666

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

1.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this report, the term “Legion M,” “the company” or “we” refers to Legion M Entertainment, Inc. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results

Our revenue for the six months ended June 30, 2020 (“Interim 2020”) was $592,202, a 104% increase over our revenue of $259,400 during the six months ended June 30, 2019 (“Interim 2019”).

While Legion M receives revenue from a wide variety of sources and business models, we review revenue using two different breakdowns:

•	Project Revenue vs. Non-Project Revenue
•	Merchandise and Media Revenue vs. all other revenue

“Project Revenue” is defined as revenue directly related to our contracts for the projects outlined in the “Active Projects,” “Development Projects” and “Completed Projects” sections of this document and “Non-Project Revenue” is defined as all other revenue, and includes sales of Legion M branded merchandise as well as ticket and sponsorship income for Legion M community events like the “Legion M Lounge” at Sundance.

Project Revenue represented approximately 83% of our total revenue in Interim 2020, compared to 82% in Interim 2019. Both the Project Revenue and the Non-Project Revenue contributed to our increase in revenue. Our increase in project revenue was primarily attributable to increases in merchandise and other revenues related to projects including Jay and Silent Bob Reboot, Mandy, and Memory: The Origins of Alien. The increase in Non-Project Revenue was primarily attributable to an increase in our merchandising capabilities and a growing Legion M community that forms the customer base for these Legion M branded products.

“Merchandise and Media” includes revenue earned from sales of both merchandise (e.g. clothing, accessories, props, etc.) and media (e.g. DVDs, Blu-Rays, comic-books and books) coming from:

•	direct-to-consumer sales (e.g. via shop.legionm.com or in-venue activations),
•	wholesale sales to 3rd party vendors (e.g. Hot Topic, comic book shops, etc), and
•	licensing agreements (e.g. sublicensing intellectual properties we control to other 3rd party manufacturers).

When it comes to Project Revenue, the Merchandise and Media category represents revenue for which Legion M collects and participates in before it feeds into the project waterfall (i.e. the distribution of funds amongst all the stakeholders of a project as dictated by the applicable contracts between all the parties). Project Revenue from other sources like distribution and financing is collected by others and comes to us (when applicable) via our position in the project waterfall. For projects in which Legion M has a position in the waterfall, it’s possible that a portion of the Merchandise and Media revenue we contribute into the waterfall may potentially come back to us.

Merchandise and Media comprised 63% of our revenue in Interim 2020, compared to 15% of our revenue in Interim 2019. The increase in Merchandise and Media revenue from Interim 2019 to Interim 2020 was a result of:

•	an increase in Legion M’s sales capabilities between Interim 2019 and Interim 2020,
•	the availability of DVDs and Blu-Rays for Jay and Silent Bob Reboot and Memory: The Origins of Alien, and
•	the fact that our revenue from Interim 2019 had significant contributions from two non-recurring sources (our partnership with Fox Searchlight for the release of Tolkien and our Excelsior! Stan Lee event) which diluted the impact of our Merchandising and Media revenue for the period.

Costs of net revenue in Interim 2020 was $384,047, a 79% increase compared to $214,140 costs of net revenue in Interim 2019. The rise in costs was tied to the corresponding rise in revenue, however our costs of net revenue grew less than our revenue during the period, yielding a gross profit of $145,155 in Interim 2020, a 221% increase compared to our gross profit of $45,260 in Interim 2019. Our gross profit margin increased to 27% in Interim 2020 from 17% in Interim 2019. The increase in gross profit margin was attributable to an improvement in the margins of our Merchandise and Media revenue as well as fluctuations of the makeup of our overall revenue in Interim 2020 compared to Interim 2019 (i.e. we had a greater concentration of higher margin revenue in Interim 2020 than we did in Interim 2019). It should be noted that at this stage in the company’s development we expect our revenue and margins to be fairly volatile as we introduce and develop new revenue streams.

For Interim 2020, operating expenses were $1,250,430 compared to Interim 2019 operating expenses of $1,576,694, a 21% decrease. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g. legal, accounting, etc.), travel expenses, general and administrative, and depreciation.

The largest driver of our decrease was a reduction in sales and marketing costs, which were $327,590 in Interim 2020 compared to $709,082 in Interim 2019. Much of this decrease was due to reduction in spending precipitated by the COVID-19 pandemic, as during Interim 2020 we decreased fundraising (we sold 59,736 shares during Interim 2020 compared to 195,761 shares during Interim 2019), had fewer new projects to promote (we didn’t have any projects release in Interim 2020 whereas we had releases for Girl With No Name, Tolkien, Field Guide to Evil, Excelsior! Stan Lee Tribute, in Interim 2019), and generally clamped down on much of our spending. Travel expenses also decreased during this period, to $20,100 in Interim 2020 from $65,701 in Interim 2019 due to reduced travel due to the COVID-19 pandemic.

These decreases were partially offset by increases in the costs associated with compensation and benefits to employees and independent contractors as well as an increase in professional fees. Our compensation and benefits costs include not only cash expenses (e.g. the money we pay for salaries, wages, taxes and benefits) but also the value (according to GAAP accounting standards) of stock options vesting to employees and advisors. Note that where appropriate under GAAP accounting standards, costs of project-specific labor expenses are capitalized and appear as “Investments in Productions” on our balance sheet instead of the “Compensation and benefits” line of the Statement of Operations.

Our cost of compensation and benefits increased to $634,038 in Interim 2020 from $525,961 in Interim 2019 which was primarily attributable to the hire of two new employees (as of June 30, 2020, we had eight full-time employees, versus six full time employees as of June 30, 2019). Our cost of independent contractors increased to $85,000 from $62,699, and was a result of an increased utilization of independent contractors. Our cost of professional fees increased to $97,580 in Interim 2020 from $74,330 in Interim 2019 due to an increase in legal and accounting fees.

Our general and administrative costs were fairly consistent, increasing to $81,596 in Interim 2020 from $74,156 in Interim 2019.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the “Investments in Productions” that are included on our Balance Sheet. In Interim 2020, some of our Project Revenue was associated with costs that were previously capitalized on our Balance Sheet. These costs are recognized on the Statement of Operations as cost of net revenue in Interim 2020. In addition, we had some costs for unreleased projects that were capitalized during Interim 2020. As a result of these factors, as of June 30, 2020, we had $965,788 of capitalized Investments in Production on our Balance Sheet, compared to $1,055,613 as of December 31, 2019.

These capitalized costs represent “bets we still have on the table.” It’s impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades (e.g. our distribution rights for Memory: The Origins of Alien last for 20 years, and backend rights for many of our other projects last in perpetuity). In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

The cost of depreciation was relatively unchanged between Interim 2020 and Interim 2019 ($4,525 vs. $5,202 respectively).

As a result of the foregoing factors, as well as other expenses, our net loss for Interim 2020 was $1,105,275, a 28% improvement compared to our loss of $1,531,434 in Interim 2019.

Management Evaluation of Operating Results

When reviewing the financials above, one might wonder “why would I invest in a company that’s spending millions more than it makes each year?” This is a very valid question — not just for you but for Legion M’s executive staff as well. After all, we’re investing in Legion M alongside you — with our money, reputations, and our careers.

When evaluating companies at Legion M’s stage (approximately $35 million market cap/valuation), we believe it’s more important to look at potential for growth than near-term revenue. Particularly for the sort of transformative startup (e.g. Facebook, Tesla, Amazon) that Legion M aspires to become. If you had the ability to go back in time and invest in Facebook when it was run by a college drop-out from a home in Palo Alto, Tesla when it was designing a first-of-its-kind electric roadster, or Amazon when its world HQ was a garage, you wouldn’t invest because of the P&L–you’d invest in the vision for the future.

Of course for every Facebook, Tesla and Amazon there is a Pets.com, WebVan and MoviePass that flamed out spectacularly. Not to mention countless other startups that went under before you ever learned their name. Investing in startups is inherently high risk, but if you pick the right one, there is potential for very high rewards.

We believe the keys to “picking the right one” boil down to (a) the company’s vision and (b) the team’s ability to execute on the vision (and evolve it as the company grows). In that regard we believe Legion M is well positioned. Our vision is to leverage the once-in-a-lifetime disruption of the JOBS Act to create a company with sustainable competitive advantages in an industry where successful companies are regularly valued in the billions. And our founders have a track record of success – in 1999 they founded (along with one other cofounder) a company called MobiTV, which was one of the first companies in the world to launch live streaming television on mobile phones. That company that grew from 3 founders working out of a spare room to an Emmy Award-winning worldwide leader in streaming television with hundreds of employees and offices around the world. Innovating is always a gamble, but we’ve been here before, and we like our odds.

Even though what we’re doing is relatively new, we’ve seen the power our community can have on our success. Legion M is a relatively small company with budgets that are nearly non-existent by Hollywood’s standards. The fact that we are owned by fans has opened doors for us to work with some of the biggest names in the business, including Dean Devlin, Stan Lee, Kevin Smith, Elijah Wood, Nicolas Cage, Anne Hathaway, Tim League, Tom Quinn, Leonard Maltin, and many more.

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the company in 2016, we had little more than an idea. Since then, we’ve focused on building a foundation and proving (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

•	We’ve demonstrated that we can build a fan-owned company. With over 25,000 investors (as of September 2020) Legion M is one of the most successful crowdfunding companies in JOBS Act history.
•	We’ve proven we can build a community. With over 125,000 members (inclusive of investors), Legion M is creating a movement of fans eager to help shape the future of Hollywood.
•	We’ve proven that we can activate fans, organizing hundreds of volunteer meetups all over the country to support the opening of our films and creating social media campaigns that are shared thousands and even tens of thousands of times.
•	We’ve proven that we can make an impact on a film’s release, and have glowing references from producers we’ve worked with including Dean Devlin (creator of Stargate and Independence Day) and actor/producer Elijah Wood of SpectreVision (producer of Mandy), as well as the teams at Fox Searchlight (a division of Disney) and Bleecker Street.
•	We’ve vetted our idea with industry veterans – many of whom have agreed to join our advisory board, including Eric Ries (The Lean Startup), Leonard Maltin (Entertainment Tonight), Tim League (Alamo Drafthouse, NEON), Lisa Taback (Netflix), Andrew Cosby (Hellboy, “Eureka”), Lynn Bartch (Lucasfilm), Bill Duke (Predator, Commando), and Scott Landsman (Sony). Dean Devlin—a writer/producer/director responsible for billions of dollars of ticket sales across the globe went so far to as to say, “Legion M is the Future of our Industry.”
•	We’ve proven that we can generate revenue from multiple streams including film financing and distribution, sponsorships, merchandise sales, marketing fees, ticket sales, comic book sales, and more.
•	We’ve proven that we can establish a new IP, generating over $125,000 from over 2,800 backers in Kickstarter pre-release sales for Girl with No Name, setting a record for the most backed project in the history of Kickstarter’s comic book category.
•	We’ve proven that we can develop tools and technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.
•	We’ve proven that our services have value for studios, with a 2019 marketing partnership with Fox Searchlight (a division of Disney) where we received revenue, comarketing, and fan-exclusives for our members to promote the film Tolkien.
•	We’ve proven we can use our community to generate valuable data. In 2019 over 1,000 members cast over 40,000 votes on our FILM SCOUT platform at Sundance Film Festival, generating data that led to a partnership with Screen Media to purchase the North American distribution rights for Memory: The Origins of Alien. In 2020, over 100,000 votes were cast leading us to partner with Bleeker Street Media for the release of Save Yourselves!
•	We’ve proven we can “Open the Gates of Hollywood” for our shareholders, providing exclusives like premiere tickets (Jay and Silent Bob Reboot, Tolkien, Colossal), set visits (Jay and Silent Bob Reboot, Archenemy), priority access to casting as extras (Jay and Silent Bob Reboot, Archenemy), lounges at Sundance Film Festival and Comic Cons, house parties with celebrities (Celebrating Stan Lee), and online livestream Q&A with creators (including Dean Devlin, Andrew Cosby).
•	We’ve developed a relationship with Endeavor Content, and have worked with them to try and package/sell some of our development projects.

Scaling

The first step for a first-of-its-kind company is proving that it is viable. When we started the company, we had to prove that (a) we could raise money from fans and (b) we could build competitive advantages and generate revenue. We believe the steps we’ve taken in our first few years have clearly illustrated the potential power of a fan-owned company and provided a strong foundation upon which to execute our vision.

We believe the key to success for Legion M is scale. After all, a Legion of 1 is valueless, but a Legion of 1,000,000 could be invaluable. Our long-term goal, which is baked into our logo, is to unite 1 million fans as shareholders of our company. We know this is ambitious—equity crowdfunding is new, and nobody yet knows what is possible — but the whole reason we founded Legion M is because we believe a company of that magnitude could become one of the most influential companies in Hollywood.

As of September 2020, we have over 125,000 members in our community — over 25,000 of which are also investors.

As we march toward our goal of 1 million shareholders, we’ve seen first-hand that our power as a company grows along with the size of our community. The larger we are, the broader our reach, and the more interesting we become to studios, producers, distributors, and other partners. With each project we complete our reputation, network, and references grow, and the better we understand how we can effectively harness and leverage our community.

We’ve witnessed the impact a Legion of 25,000 investors can have. Now our mission is to grow it — to 50,000, to 100,000 and beyond!

Key Performance Metrics

As a startup, our primary focus is growth. At this stage in our development we have a relatively limited amount of money for our projects, necessitating a highly strategic allocation. We consider three primary metrics when evaluating any given project.

Revenue - Like any other company, the goal of Legion M is to make more money than we spend. Financial success is the key to the long-term viability and success of our company, and the potential for financial return is an important consideration when we evaluate projects.

Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, a project’s ability to help us grow the Legion is an important consideration.

Strategic Benefit - Each project Legion M completes becomes a stepping-stone to the next. We actively seek projects that allow us to “level up” by forming strategic relationships and developing new capabilities that create long-term value for our company and our partners.

Effects of Scale on Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It’s important to note that at this stage in our development, the financial investments we make in projects are often relatively small compared to the amount of time we spend on them. However, it’s also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

Legion M makes a cash investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening-weekend meetups around the country, which cost us $5,000 worth of man-hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, considering both our time and our cash, our investment in the project is $115,000.

Based on the box-office success of the film we achieve a 15% return on our cash investment, and when the contract is concluded we receive a check for $115,000. In total, we invested $115,000 (in cash, labor and expenses) and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of one type of deal Legion M has engaged in. We provide it to illustrate two points that we believe are important to keep in mind when evaluating our company at this stage:

•	As we grow, we expect the amount of money we have to invest in projects to get larger, whereas we expect the time we spend supporting them to stay about the same (or potentially even go down due to the development of processes and infrastructure). In the example above, if we’d invested $1 million in the film (instead of $100,000), our 15% return would yield us $1,150,000 in return, and after deducting the $15,000 worth of expenses, we’d have ended up with $135,000 in net profit rather than simply breaking even. As we grow our investor base and have more access to capital, we expect to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.
•	Legion M’s strength is proportional to (a) the amount of money we’ve got to invest, (b) the size of our community, and (c) the length of our track record. We’ve seen over the past three years that as these factors have grown, our access to projects has increased, and the terms we’ve been able to negotiate have become more favorable. We expect this trend to continue.

Just as you wouldn’t assess an automotive company on the profitability of its prototypes, we believe the best way to evaluate Legion M is with an eye to the future. The projects we have now are prototypes that allow us to better understand our business and demonstrate what a fan-owned company is capable of. We expect some of these projects will be financially successful and others will not but, in either case, the work we do helps us grow the Legion and “level up” to larger opportunities. In the short time we’ve been operating, we have already seen dramatic improvement in both our access to opportunities and our ability to execute on them. As we grow, we expect these trends to continue. If we achieve our goal of one million shareholders, there could come a day when NO project is out of reach, and it will simply be a matter of choosing which ones we want to get involved in.

Active Projects

Legion M defines “Active Projects” as projects that are either (a) currently generating revenue or (b) expected to generate a significant amount of future revenue. Any revenue generated by Active Projects is included as Project Revenue during the appropriate reporting period. If a project reaches a point where we don’t expect it to generate significant additional revenue, we consider it a “Completed Project”.

As of June 30, 2020, Legion M has the following active projects that have either released, or will be releasing soon:

MANDY

In 2017, we invested in the production financing of the feature film Mandy, directed by Panos Cosmatos and starring Nicolas Cage, Andrea Riseborough, Linus Roache, and Bill Duke. The film opened the midnight section of the 2018 Sundance Film Festival, and ended up being one of the best reviewed films of the fest with a 100% Rotten Tomatoes score when the festival closed. Legion M partnered with SpectreVision, Umedia, and XYZ Films to help finance both the film and the score, which was one of two-time Academy Award nominee Jóhann Jóhannsson’s final works before his death in 2018. The movie was picked up for distribution by RLJ films, and was released in theaters and on-demand in September of 2018.

As an equity stakeholder in the film, Legion M’s return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for Mandy, and offers a robust array merchandise.

FIELD GUIDE TO EVIL

In early 2017, we invested in production financing for the horror anthology feature film The Field Guide To Evil. The film had its world premiere at the South by Southwest 2018 Film Festival, and released in theaters and on-demand March 29, 2019.

As an equity investor in the film, our return is based on revenue generated by the film.

JAY AND SILENT BOB REBOOT

In January of 2019, Legion M announced that we’d joined Hideout Pictures and Mickey Gooch Jr.’s Skitbags Entertainment as equity investors in Kevin Smith’s Jay and Silent Bob Reboot, a feature film sequel to the 2001 film Jay and Silent Bob Strike Back. Legion M participated in the production of the movie in New Orleans, securing priority access for our investors to become extras in the film and a pair of set visits/walk-on roles.

The film released in October 2019 with a multi-prong release strategy that included two Fathom special events, a “Reboot Roadshow” featuring live performances by the films two stars Kevin Smith and Jay Mews, and openings in selected theaters around the country. The Reboot Roadshow proved to be extremely successful, and after a first run in late 2019 was extended to add a series of dates in 2020.

Legion M supported the film with activations at comic cons (including Silicon Valley, New York, San Diego and Los Angeles) prior to release, as well as over 150 meetups around the country for the 2 night Fathom event. We also secured tickets that allowed many of our investors to come to the Hollywood red-carpet premier.

As an equity investor in the film, our return is tied to the success of both the movie and the Reboot Roadshow. In addition, Legion M secured a “Jay and Silent Bob” merchandise license, and carries a robust line of merchandise in our store.

MEMORY: THE ORIGINS OF ALIEN

On April 26, 2019, Legion M announced a partnership with Screen Media (a division of Chicken Soup for the Soul Entertainment) to acquire the North American distribution rights for Memory: The Origins of Alien, a documentary that premiered at Sundance Film Festival earlier in the year. Under this partnership, we’re sharing the costs and revenues from the North American distribution of the film across all outlets (e.g. theatrical, DVD, video on demand, streaming, etc). The film released in select theaters and On-Demand October 4th, and became available for purchase on VOD, DVD, and Blu-Ray November 19th.

This project was unique in that it was selected using data from Legion M’s FILM SCOUT platform, where thousands of fans from around the world cast over 40,000 votes to help us evaluate potential acquisition targets. When the film launched October 4th, it became the first time that fans have united to find and help fund the distribution of a film from Sundance.

As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue from theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, merchandise sales, etc. It’s worth noting that the film was released in 2019, which was the 40-year anniversary of Alien. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039.

In addition, Legion M secured licenses from the Dan O’Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise tied to the film.

ARCHENEMY

On November 14, 2019, Legion M announced that it had joined SpectreVision as executive producer and financier of the upcoming feature Archenemy, a gritty, hard-edged epic that turns the superhero genre on its head. The film stars Joe Manganiello (Magic Mike, True Blood, Rampage) and was written/directed by Adam Egypt Mortimer (Daniel Isn’t Real) from a story by Mortimer and Lucas Passmore.

When the film went into production in late 2019, Legion M secured a number of perks for investors, including set visits, the ability to be an extra in the film, and the ability to be a part of the film by donating goods or services. One Legion M investor’s car was cast in the film, giving them the opportunity to be on set for much of the shooting.

As of September 2020, the film is planned to release in December 2020, although it’s worth noting that due to the pandemic, release dates for many films have been frequently shifting.

As an equity investor in the film, Legion M’s return will be based on the revenue generated by the film. We’ve also secured a merchandising license for the film, and plan to produce a robust line of merchandise.

THE LEFT RIGHT GAME

In May of 2020, Legion M announced a partnership with QCODE Media for the limited audio podcast series “The Left Right Game” co-produced by and starring Tessa Thompson. Structured similar to some of our Film P&A Investments, Legion M is making an “in-kind” investment for a potential cash return based on the success of the podcast. We also secured merchandising rights for the podcast as part of the deal, and have a line of products for “The Left Right Game” in the Legion M store.

In the case of “The Left Right Game,” Legion M got involved with the podcast after the series had already begun releasing and the rights to a television series (which are not included in our deal) had already been secured by Amazon Studios. Because of this, our investment in the project is fairly small (compared to all the other projects on our slate). We see it primarily as a way to “dip a toe” into this business model and build a relationship with QCODE and Amazon.

SAVE YOURSELVES!

In June 2020, Legion M announced a partnership with Bleecker Street Media for the release of Save Yourselves!, a sci-fi comedy written and directed by Eleanor Wilson and Alex Huston Fischer, and starring Sunita Mani (“Mr. Robot,” “Glow”) and John Reynolds (“Stranger Things,” “Search Party,” Horse Girl). The film is scheduled to release in theaters and living rooms (via DVD, Blu-Ray and VOD) in October 2020. This project was selected using data from Legion M’s FILM SCOUT platform, where thousands of fans from around the world cast over 100,000 votes to help us evaluate potential acquisition targets at the 2020 Sundance Film Festival.

Legion M’s return on this project will be based on success of the film in the first 2 years of release. In addition, we’ve secured a merchandise license for the film, and have a robust line of merchandise in the Legion M store, along with both wholesale and licensing arrangements for 3rd parties that wish to sell (or develop and sell) merchandise related to the film.

Development Projects

In addition to the projects above that either have released or will be releasing soon, Legion M also has many development projects. Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to develop, package, and sell movies, TV series and other entertainment projects. The goal of development is to package a project and then sell it to a studio, network, distributor, sponsor, or other buyer so the project can be produced. While the odds of success for development projects are low, the potential value if they make it to market can be quite large.

Note that while Legion M has been able to generate revenue from some of our development projects (specifically The Emperor’s Blades and Girl With No Name, which have generated Project Revenue from sales of books, comic books, and associated merchandise), most development projects represent speculative bets that will only pay off if the project is sold.

While many of Legion M’s development projects have not been announced, some of those that have been publicly announced are listed below:

THE EMPEROR’S BLADES

On December 16, 2019, Legion M announced it had acquired rights to develop Brian Staveley’s epic fantasy trilogy The Chronicle of the Unhewn Throne as a television series titled after its first novel, The Emperor’s Blades. The Lord of the Rings trilogy co-producer and second unit director Rick Porras (Forrest Gump, Contact) and writer/producer Robbie Silverman (Hero) join as executive producers. Legion M attached two unannounced showrunners and engaged with world-famous Weta Workshop (Lord of the Rings, Avatar, Blade Runner 2049, Mad Max: Fury Road, etc.) to develop concept artwork.

As of September 2020, we are working with our partners to find a financing partner for the series.

GIRL WITH NO NAME

In October of 2018, Legion M announced a partnership with Co-Op Entertainment’s Laura Ivey (Walking Out, Ithaca) and Tanya Wexler (Hysteria, Buffaloed) to develop Girl With No Name, a feature film and comic book based on Alex Ranarivelo’s Slamdance award-winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April 2019, the Kickstarter ended with over $125,000 in presales from 2,827 backers, making it the most-backed Kickstarter project of all time for the comic book category. The success of the Kickstarter campaign has generated not just revenue but also traction for the IP that we believe will be of use in the further development, packaging, and selling of the project.

As of June 30, 2020 (and as of this writing in September 2020), we’re working with the producers and our partners to package and finance the film.

ICONS: FACE TO FACE

“ICONS: Face to Face” is a virtual reality interview series that allows fans to stand face to face with the luminaries, titans and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

Imagine if you could go back in time and spend an hour with William Shakespeare, Joan of Arc or Martin Luther King, Jr.? Today's technology gives us an unprecedented opportunity to capture and preserve the legacy of today's icons - told in their own voice and defined on their own terms. By building a library of interviews, Legion M aims to preserve these stories in a way that can inspire people all around the globe; now and for generations to come,

In January 2017, Legion M filmed a pilot episode of the “ICONS” series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. The host and interviewer for the pilot was director, actor, author and comedian Kevin Smith — a pop culture Icon in his own right. The experience was shot in Stan Lee’s Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art (for its time) technology designed to maximize the fidelity of the footage. The resolution of the camera/lens combination captured footage at the threshold of human perception, putting the viewer at the center of an intimate conversation with a 360-degree view of the room in Stan’s home where the interview took place.

While VR capture technology is continuing to rapidly advance, Stan and Joannie are sadly no longer around (Joannie passed away in 2017, and Stan followed in 2018). We believe our footage is one of the last comprehensive interviews with Stan, captured in excruciatingly high fidelity with one of his closest friends and the love of his life. We believe this footage has potential to provide value for generations to come.

“ICONS: Face to Face” and the rights to the Stan Lee footage is wholly owned by Legion M. As of June 30, 2020 (and as of this writing in September 2020), the project is on hold pending resolution of matters outside of Legion M’s control.

EVERMOR

In March of 2018, Legion M announced the development of a one-hour sci-fi fantasy Steampunk series named "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 Hellboy movie and co-creater of SyFy’s hit series “Eureka”) has attached to the series as showrunner. As of June 30, 2020 (and as of this writing in September 2020), we’re working with our partners to try and sell the series.

PITCH ELEVATOR

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with “Pitch Elevator”.

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee’s Los Angeles Comic Con. Inside were a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show or virtual reality idea.

Between the Elevator at Comic Con and an online submissions period, we captured over 400 pitches. We then built an online game that allowed members of the Legion to evaluate the pitches and narrow them down to the top 33. Once that was complete, we created a treatment for a digital series that would allow us to narrow the field to one champion that will win a development deal with Legion M.

The “Pitch Elevator” activation and digital series is wholly owned by Legion M. We feel this is a great project for Legion M as it provides both in-venue activation opportunities and compelling content that help promote Legion M. As of September 2020, we are planning to use the first season’s content to build a prototype of the series on our LegionM.TV Twitch channel.

AIRSHIP COWBOYS

In March of 2018, Legion M announced “Airship Cowboys,” a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney. This project is currently in development.

MALICE

In March of 2018, Legion M announced “Malice,” a one-hour drama series created by Legion M member Evan Wasserstrom. This project is currently in development.

Completed Projects

Once a project has reached a point where we don’t expect it to earn significant additional revenue, we consider it completed. As of June 2020, Legion M has the following completed projects. Except where noted below, revenue attributable to the project (if any) was included in our financial statements during the period in which the project was completed.

COLOSSAL

In early 2017, we participated in the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis. We partnered with distribution company Neon Rated, LLC on the P&A for the platform release which began on April 7, 2017. As part of the release of Colossal in April 2017, we hosted meetups all over the country with hundreds of Legion M members and investors attending and creating buzz to help the film’s box office performance. We also produced and sold Colossal merchandise in the Legion M store. While this project still contributes revenue in the form of merchandise sales, we consider the project completed in 2017.

STAN LEE CELEBRATION

On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, SPAWN creator Todd McFarlane, S.H.I.E.L.D. star Clark Gregg and BLACK PANTHER star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a “Tony Stark House Party” at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors.

As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise. While this project still contributes revenue in the form of merchandise sales, we consider the project completed in 2017.

BAD SAMARITAN

In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan. The film released on May 4, 2018 on over 2,000 screens in North America. In support, Legion M volunteers organized over 130 opening weekend meetups around the country. This project was completed in 2018.

Excelsior! A Celebration of the Amazing, Fantastic, Incredible & Uncanny Life of Stan Lee

On January 30, 2019, Legion M partnered with Stan Lee’s POW! Entertainment, Kevin Smith’s Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018.  Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hamill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee’s charity of choice, The Hero Initiative.  Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the company, but to generate marketing and awareness of Legion M by “giving back” the Stan and the community of fans who loved him. This project was completed in 2019.

TOLKIEN

In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film. This project was completed in 2019.

Burn/Runway Analysis

Managing burn rate (the rate at which we’re spending money) and runway (the amount of money we have available to us) is one of the most critical aspects of running a startup. If you spend too fast, the company can run out of money. If you spend too slow, you may never get off the ground. Both of these can be fatal for the company.

In conjunction with the information above, we thought it might be useful to explain how we think about our spending. In general, we consider our expenses to fall in one of four categories:

Management and Overhead

These are the “costs of doing business”—things like office space, accounting, management, human resources, IT, etc. Our goal as we grow is to keep these expenses as low as reasonably possible. For example, having a small, tight-knit team minimizes the need for management overhead and infrastructure. We don’t have administrative assistants, fancy office space, or the layer of management and infrastructure required for a larger organization. We travel coach class on discount airlines, and double up in hotel rooms or even crash on friend’s couches whenever possible to save on travel costs. Our founders have taken big pay cuts to work at Legion M, and are working for salaries well below their previous jobs or what they could make elsewhere. We do this because our upside with Legion M is the same as our investor’s – the value of the stock – and we want to every dollar we spend to grow that value.

Growing the Legion

As described above (see “Management Evaluation of Operating Results”), we believe that growing the size of our community is the single best way for us to increase the value of our company. Everything we do – from our projects to our activations at comic cons and film festivals – is done with an eye towards how it can help us grow our Legion of members and investors.

The money we spend on growth varies greatly from month to month. As a data driven company (both our founders have deep Silicon Valley roots), our focus is finding cost-effective ways to promote and grow the Legion. For example, we’ve found that online advertising is a good way for us to find new investors. The great thing about this sort of marketing is we can measure the “cost of acquisition” (defined as the cost required to acquire a sale or investment as percentage of such sale or investment) of each campaign, and scale it accordingly. If a campaign is converting at a reasonable cost, we turn it up. If it’s not we turn it off. We’re willing to spend quite a lot of money on marketing like this, but only if we know it’s being spent efficiently.

Another example of a technique we use to grow the Legion is strategically partnering on projects. We’ve found that marketing Legion M in the context of our projects (e.g. “Join the fan-owned company that helped bring Jay and Silent Bob back to the big screen!”) is one of the most efficient ways for us to grow the Legion. Most of the activations we use to promote our projects involve things like marketing on social media, hosting panels at comic-cons, and organizing volunteer meetups – all of which are all effective ways for us to grow our community.

External Project Expenses

The financing, development, and monetization of entertainment projects are the engine that will eventually drive our business. To date, this includes external projects (Colossal, Mandy, Field Guide to Evil, Bad Samaritan, Memory: The Origins of Alien, Jay and Silent Bob Reboot, Archenemy, Save Yourselves!, The Left Right Game) that we invest in, as well as internal projects (e.g. The Emperor’s Blades, “ICONS: Face To Face,” “Pitch Elevator,” Girl with No Name, “Evermor,” “Malice,” “Airship Cowboys”) that we develop ourselves.

At this point in the company’s development, each project is a stepping stone to help us grow our community and establish Legion M in the industry. We’re actively experimenting in many different realms with many different models, including equity financing, P&A financing, merchandising and licensing, film distribution, marketing partnerships, event production, film & TV development, podcasts, comic books, and virtual reality. While every investment we’ve made so far has been done with an intent to make a profit (with the exception of the Celebrating Stan Lee Event and Excelsior! Stan Lee Tribute benefiting the Hero Initiative), we believe there is also significant value in these early projects’ ability to grow our community, strategically “level up” within the industry, and serve as prototypes that allow us to better understand the opportunities and challenges of activating our first-of-its kind community.

Internal Project and Business Development

This is the equivalent of “R&D”—the resources we spend cultivating and developing new projects and opportunities. Some examples include:

•	Creating and cultivating relationships with partners (studios, agents, talent, distributors, production companies, sponsors, etc.) who may have projects we’re interested in, or might be interested in our projects.

•	Negotiating partnerships and acquiring rights associated with films, books, scripts and other entertainment content.

•	Reading and evaluating scripts and project proposals.

•	Developing internal ideas (e.g. brainstorming, writing treatments, packaging projects, etc.) and external ideas (e.g. spec scripts, TV pitches, etc.) with our partners.

•	Pitching projects to potential buyers and/or financiers.

•	Developing new lines of business (e.g. merchandise, event sponsorships) for Legion M and our projects.

•	Developing technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow Legion M to harness the power of our community).

Most of the activities for this category are undertaken by our existing team, which means the costs are largely reflected in the cost of compensation for our employees and contractors.

Other Considerations

As described above, our goal is to keep overhead expenses as low as possible so we can maximize the amount of money spent on growing the Legion and developing entertainment projects. That said, over time we expect some increases in our operating expenses in the following areas:

•	Having successfully proven many of the key tenants of our proposition, we now consider Legion M in a growth phase. As such, we plan to continue spending on marketing that will help grow the Legion M community.

•	As we grow, we may add additional staff and/or part-time employees/contractors to execute our business plan. As of September 2020 we have one open position for either a part-time or full-time employee, but more could open up in the future. As a rule, we are very careful and slow to hire, as we want to ensure we’re closely managing our burn rate.

•	Compensation for Legion M’s top executives is significantly below market rates for their experience/position and well below the compensation they earned at previous companies. This is common for executives during the startup phase, but as the company matures we expect to increase executive pay closer to market levels. In response to the COVID-19 pandemic, most of our staff (including the executives sitting on our Board of Directors) have also taken a 20% reduction in pay (see the “COVID-19” section below).

•	Currently our team primarily works remotely, and while we pay a monthly fee for conference room space in Century City, CA, we don’t have costs associated with dedicated office space (e.g. rent, utilities, furniture, reception staff, etc.). As we continue to grow, our needs may change, which could increase our monthly fixed costs.

Liquidity and Capital Resources

As of June 30, 2020, Legion M had approximately $706,154 in cash on hand.

In May 2020 we received a loan made available under the Paycheck Protection implemented under the CARES Act in response to the COVID-19 crisis. This loan allowed us to borrow $139,867 from the SBA to fund payroll. If we're able to meet certain conditions, most or all of the loan will be forgiven. As of June 30, 2020 (and as of this writing in September 2020), we expect to meet the conditions that will allow the entire loan to be forgiven.

The company also applied for a low interest Economic Injury Disaster Loan (“EIDL”) administered by the SBA that is still in the process of being reviewed and approved by the SBA. In May, the company was granted an initial Emergency EIDL grant of $10,000. This amount may be deducted from any potential PPP loan forgiveness or added to future the approved EIDL loan, based on current guidelines.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from a corporate American Express credit card that we typically pay off each month.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the company. We believe that could make us one of the most influential companies in Hollywood. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We’ve had six successful rounds of equity crowdfunding so far, and are planning more in the future. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

COVID-19

Like every other company on the planet right now (September 2020), Legion M faces a great deal of uncertainty regarding potential impacts of the unprecedented societal and economic shifts precipitated by the COVID-19 pandemic. We wanted to take a moment to share our current view of the situation, and talk about some of the steps we've taken to face it.

What We're Seeing

From an industry perspective, we're as bullish as ever on the long-term potential of Legion M (though as always, please read our “Risk Factors” found in our Offering Statement filed with the SEC). The entertainment industry isn't going anywhere, and if history is any guide it will likely flourish as humankind deals with COVID-19. Some areas of the industry (e.g. theatrical releases) are suffering while others (e.g. online streaming) are growing, but on the whole, we firmly believe that the need to "escape reality" and bring light into dark times is universal. And as a small, nimble startup we believe Legion M is well positioned to adapt and navigate a rapidly changing marketplace.

Merchandise

To date (September 2020), we have not seen a significant negative impact to our 2020 merchandising revenues, in fact sales of merchandise from the Legion M online store are up compared to 2019. Sales from brick and mortar retailers (e.g. Hot Topic) and in-venue sales at events (e.g. Comic-Cons) have been severely impacted, and face an uncertain future, however neither of these were significant revenue streams in 2019.

Existing Projects/Investments

We were very fortunate timing-wise when it comes to the Jay and Silent Bob Reboot Roadshow (which finished in January) and the shooting of the film Archenemy (which also wrapped in January). Had the virus hit a couple months earlier, we could have seen substantial impacts to both of those investments. The impact of COVID on the release of Archenemy (scheduled for December 2020) remains to be seen.

The release of Save Yourselves (see ”Active Projects”) has been dramatically affected by COVID-19. It was originally planned to have a summer release in theaters, but rapidly changing conditions caused by the pandemic have precipitated multiple shifts in both release date and release strategy. The film will release on October 2 in theaters and elsewhere (e.g. DVD, Blu-Ray, On-Demand) on October 6. It is still unclear whether the shifting release landscape and the effect of COVID-19 on viewing patterns will have a positive or negative impact on Legion M for this film.

Future Projects/Investments

The impact on potential future film projects remains to be seen. Some of the tactics we've used in the past to promote movies (e.g. Comic-Con activations and opening weekend meet-ups) may not be possible for some time, and even then it's possible that more distributors will dramatically change their release strategies (e.g. opting to release films directly to digital rather than into theaters). That said, the need to market films is just as important for online distribution as it is for theatrical distribution, and many of the tactics Legion M uses (e.g. grassroots social sharing, viewing kits, merchandise bundling, online Q&A's, etc.) will likely become even more important than ever. As you can see in the "What We’re Doing" section below, we're doubling down on the areas we believe will be most effective moving forward.

Development Projects

As for the development side of our business (i.e. projects like The Emperor's Blades that we're trying to package and/or sell), we have not seen a substantial impact to our business prospects. We were working with Endeavor Content to set pitch meetings for one of our TV projects just about the time widespread lockdown measures went into effect, and while this resulted in a delay of a few weeks those materials still went out – the pitches were simply done over videoconference rather than face to face. All signals we’ve seen are that buyers are still buying, and it stands to reason that streamers are as hungry for new content as they've ever been. One step that we've taken is increasing our focus and resources for projects that can be done with social distancing restrictions in place (e.g. diverting focus from projects with a near-term need for large crews, sets, or face to face interaction and refocusing on projects that can move forward while respecting social distancing guidelines).

Fundraising

We believe that the biggest potential threat of COVID-19 for Legion M is on our fundraising. While we're as bullish as ever on the long-term potential for what we're doing, we're also a startup company, which means our ongoing operations are reliant upon raising funds from investors. Further, as a company whose competitive advantage is measured by the size of its community, we believe it's important for us to continue growing the Legion.

We have seen a significant slowdown in fundraising since the beginning of the pandemic. We’ve been found it difficult to aggressively fundraise during periods where the US population is grappling with a global pandemic, an economic meltdown and civil unrest. We were closed to new investors for most of the summer, and even when our rounds have been open our marketing spend has been much lower than previous rounds.

We've seen mixed signals regarding marketing conditions since the beginning of this crisis. There are public indications that equity-crowdfunding is growing -- potentially as a reaction to short-term volatility in the stock market and/or the fact that people have more time to spend at home surfing the internet. That said, in a time where many people are looking at significant reduction in wages and other economic hardships, spending $100 to make a long-term investment in a high risk startup may be a luxury that some can no longer afford.

What We're Doing

In mid-March 2020, Legion M developed a plan for adapting to potential disruptions caused by COVID-19. As of June 30, 2020 (and as of this writing in September 2020), the following steps have been implemented:

•	We’ve cut back wherever possible to extend our cash runway. We’ve eliminated and/or dramatically reduced non-essential contractors, slashed spending on travel, and furloughed two part-time employees.

•	We've implemented voluntary staff pay cuts. As a team we decided we were all willing to take voluntary pay cuts to give Legion M the best chance of surviving this difficult time. Our CEO Paul Scanlan voluntarily reduced his pay 50% until the PPP loan (see below) was secured and then moved to a 20% reduction. Most employees (including executive and board members Jeff Annison and Terri Lubaroff) also agreed to a 20% reduction.

•	We received a loan made available under the Paycheck Protection Program (PPP) implemented under the CARES Act. This loan allowed us to borrow $139,867 from the SBA to fund payroll. If we're able to meet certain conditions, most or all of the loan will be forgiven. As of June 30, 2020 (and as of this writing in September 2020), we expect to meet the conditions that will allow the entire loan to be forgiven.

•	We're exploring a number of new "COVID-resistant" marketing channels (e.g. strategic partnerships, affiliate sales, etc.) that we believe will help grow our community and market our projects and initiatives.
•	We developed a Rewards program for our Round 7 offering, which allows investors to receive rewards from businesses we love (e.g. movie theaters, comic-con vendors, etc.). The goal of this program is to band together with our allies for joint marketing/sales that will benefit our partners with revenue, provide Legion M with a new avenue of marketing, and excite our new investors with free perks!

•	We've shifted our development focus away from projects that have near-term requirements for large crews, sets, etc., and redirected towards projects that can be developed and produced under social distancing guidelines (i.e., animation).

•	We've refocused merchandising efforts away from in-person events (e.g. Comic-Cons) and towards online growth, including launching an affiliate program.

•	We've been working with partners to identify and connect with partners that could be a good fit for strategic funding.

•	We partnered with San Diego Comic Con, Wondercon, and "Virtual Pop Expo" to participate in online versions of Comic Cons.

Trends

General Industry Trends

Film, television and digital entertainment industry is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best known corporations in the world (from Disney, Sony, and Warner Brothers to Netflix, Amazon and Apple), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, distributors, and technology companies.

As the industry grows, it’s constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT (“over the top”) services such as, Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, Quibi, HBO Max, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand).

We believe that disruption of the entertainment market has created (and will continue to create) an unprecedented opportunity for a fan-owned company like Legion M. That’s because no matter how the technology or industry landscape changes, the one thing that remains constant is the importance of the audience. It’s the collective eyeballs and wallets of viewers around the world that fuel the industry, and we believe that by building a company owned by fans we’re creating a strategic advantage resilient to changes in technology and consumer behavior and building a business that can stand the test of time.

Company Trends and Activities

The following sections contain a discussion of some, but not all, of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan, or be able to execute it successfully, especially in light of the COVID-19 issues discussed above. As a startup, we’re constantly changing and evolving as we react to current opportunities and market conditions. That said, the information below may be useful in understanding the way we look at the business.

GROWING THE LEGION/FUNDRAISING

At this point in the company’s development, we believe that growing the size of our community is the single best way for us to increase the value of our company. That’s because the strength, power, and value of our company depends on the size and strength of our community. As our Legion of fans grows, so will our access to high quality entertainment projects and our ability to market and support these projects.

Growing the number of investors in the company is also critical in that it provides the capital necessary for our growth. While we are open to the prospect of bringing in strategic investors to increase our capital reserves, we are first and foremost a company designed to be owned by FANS. While it may be harder to bring in a large amount of capital $100 at a time, we believe the company is stronger because of it.

Marketing is extremely important for us to grow the Legion. In general, we plan to spend up to 50% of the money we raise from our crowdfunding offering marketing and promoting the Legion. The money we spend on marketing builds our brand, enhances our public visibility, and grows our community. This in turn drives growth of the Legion, and increases our competitive advantage. Some of the primary marketing channels we expect to use include:

•	Online advertising;

•	Attending and/or exhibiting at conventions and film festivals (and their online equivalents during the pandemic);

•	Affiliate programs

•	Creating and encouraging viral sharing opportunities for our members;

•	Public relations, including speaking on panels and creating bylines for publication;

•	Sponsoring of events/activities;

•	Referral programs;

•	Developing, printing, and distributing promotional materials (i.e. promo cards, buttons, stickers, etc.) that enable members of our Legion of fans to help spread the word; and

•	Developing strategic partnerships with 3rd party companies.

Our marketing costs fluctuate heavily based on business conditions. If a method of marketing is successful (meaning that it is cost effective at growing the Legion) we increase our spending. If it’s not effective, we can turn it down or even shut it off completely. For more information, please read the “Burn/Runway Analysis” section of this document.

PROJECT DEVELOPMENT

Aside from growing the Legion, we expect to continue developing entertainment projects. The amount of money we invest in projects will depend heavily on the results of our future fundraising rounds. In general, we’ve seen an upward trend in our budgets as the company and our capital resources have grown. As described in the “Effects of Scale on Legion M Projects” section of this document, in many cases increased capital investment can result in increased ROI and can also improve our negotiating position. As such, we hope to continue making larger investments in larger projects as the company scales.

Our goal as a company is to maintain a slate of projects that is diversified across genre (i.e. comedy vs. horror), medium (i.e. feature film vs. TV vs. virtual reality) and risk profile (i.e. high risk, early stage projects vs. lower risk, late stage projects). The range of projects on our slate is quite large, and we expect it to continue to grow as we experiment and evolve.

BUSINESS DEVELOPMENT

Since inception, Legion M has seen steady growth in our access to partners and deals. We plan to continue investing in business development to generate business and marketing opportunities for Legion M. This activity consists of sourcing entertainment projects, sourcing distribution channels, producing events and marketing opportunities, networking with potential advisory board members and/or board of directors’ members and potential marketing partners.

HARNESSING THE POWER OF THE COMMUNITY

One of Legion M’s foremost assets is our community of investors and members. We’ve seen firsthand how the talents and efforts of our most enthusiastic investors can be used to contribute to the success of their company. As such, we are constantly seeking ways to engage our community and expect to continue devoting time and resources to developing tools, infrastructure, and processes that allow us to harness its power. Some examples include:

•	Meetup Maker: an online tool that allows Legion M volunteers to organize local meetups in their area for movie premieres, and other Legion M meetups.
•	SCOUT: a mobile phone app that allows Legion members/investors to become Legion M scouts and help evaluate potential projects at film festivals.
•	Mogul: an online system that enabled Legion M members/investors to rate and evaluate over 400 pitches as part of the Pitch Elevator project.
•	M-Pulse: an online system that allows Legion M investors to rate and evaluate Legion M’s past, present, and future slate of projects.
•	Legion M Members-Only Facebook Group: a Facebook group that gives members and investors of Legion M the opportunity to communicate directly with the Legion M executives and staff.
•	LegionM.TV, a channel on Twitch.com that allows us to host interviews, AMAs, and other content that allows us to engage and interact with our community.

2. OTHER INFORMATION

None.

3. financial STATEMENTS

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2020 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2020.

Legion M Entertainment, Inc.

A Delaware Corporation

Financial Statements

June 30, 2020 and December 31, 2019

Legion M Entertainment, Inc.

TABLE OF CONTENTS

Legion M Entertainment, Inc.
Balance Sheets
As of June 30, 2020 and December 31, 2019

	As of June 30, 2020 (unaudited)	As of December 31, 2019 (audited)
ASSETS
Current assets:
Cash	$706,154	$735,562
Subscriptions receivable in escrow	-	170,351
Other receivable	2,454	11,207
Inventory	98,403	61,136
Accounts receivable	49,377	21,583
Prepaid expenses	8,241	12,356
Total current assets	864,629	1,012,195

Non-Current assets:
Property and equipment, net	10,288	11,059
Loan Receivable	-	100,000
Investments in productions	965,788	1,055,613
Total non-current assets	976,076	1,166,672
TOTAL ASSETS	$1,840,705	$2,178,867

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$202,025	$148,729
Deferred revenue	15,358	148,390
Notes Payable	149,868	-
Accrued expenses	19,691	31,276
Total current liabilities	386,942	328,395
Total liabilities	386,942	328,395

Stockholders' equity:
Class A common stock, $0.0001 par, 17,000,000 authorized, 1,199,863 and 1,140,127 issued and outstanding at June 30, 2020 and December 31, 2019, respectively	118	114
Class B common stock, $0.0001 par, 3,000,000 authorized, 1,637,243 issued and outstanding, 1,634,309 vested at June 30, 2020 and 1,637,243 issued and outstanding, 1,633,054 vested at December 31, 2019	165	165
Additional paid-in capital	11,810,497	11,101,935
Accumulated deficit	(10,357,017)	(9,251,742)
Total stockholders' equity	1,453,763	1,850,472
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,840,705	$2,178,867

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Operations
For the six months ended June 30, 2020 and 2019

	For the six months ended June 30,
	2020	2019
Revenue	$529,202	$259,400
Costs of net revenues	384,047	214,140
Gross profit	145,155	45,260

Operating expenses:
Compensation and benefits	634,039	525,961
Sales and marketing	327,590	709,082
Independent contractors	85,000	62,699
Professional fees	97,580	74,330
Travel expenses	20,100	65,701
General and administrative	81,596	74,156
Depreciation	4,525	5,202
Asset Impairment	-	59,563
Total operating expenses	1,250,430	1,576,694
Loss from operations	(1,105,275)	(1,531,434)
Net loss	$(1,105,275)	$(1,531,434)

Weighted average common shares:
Basic and Diluted	2,816,377	2,467,757

Earnings per share:
Basic and Diluted	$(0.39)	$(0.62)

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.
Unaudited Statements of Cash Flows
For the six months ended June 30, 2020 and 2019

	For the 6 Months Ended June 30, 2020 (unaudited)	For the 6 Months Ended June 30, 2019 (unaudited)
Cash flows from operating activities
Net loss	$(1,105,275)	$(1,531,434)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of Investments	74,736	-
Asset Impairment	-	59,563
Depreciation	4,525	5,202
Stock based compensation	120,324	152,967
Changes in operating assets and liabilities:
(Increase)/decrease in other receivables	8,753	475
(Increase)/decrease in inventory	(37,267)	(8,383)
(Increase)/decrease in deposits	-	(54,314)
(Increase)/decrease in accounts receivable	(27,794)	(7,806)
(Increase)/decrease in accrued revenue	-	(50,000)
(Increase)/decrease in prepaid expenses	4,115	11,279
Increase/(decrease) in accounts payable	53,296	(56,461)
Increase/(decrease) in deferred revenue	(133,032)	133,760
Increase/(decrease) in accrued expenses	(11,585)	(12,951)
Net cash used in operating activities	(3,124,816)	(1,358,103)

Cash flows from investing activities
Purchase of property and equipment	(3,754)	-
Loan receivable	100,000	-
Investments in productions	15,089	(91,527)
Loan payable	149,868	-
Net cash used in investing activities	261,203	(91,527)

Cash flows from financing activities
Proceeds from issuance of Class A common stock	801,178	2,278,777
Pending investment	-	(100,000)
Offering costs	(42,585)	(43,398)
Net cash provided by financing activities	758,593	2,135,379

Net change in cash	(29,408)	685,749

Cash at beginning of period	735,562	45,751
Cash at end of period	$706,154	$731,500

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See the accompanying notes, which are an integral part of these unaudited financial statements.

Legion M Entertainment, Inc.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2020, June 30, 2019, and December 31, 2019, and for the six-month periods ended June 30, 2020 and 2019

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company”), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company.  The Company is working with Hollywood creators and producers to develop and monetize content together with the fans. The Company’s mission is to empower creators to push the boundaries and empower fans to be a part of the content they love.  The Company is developing, investing in and producing a slate of projects in the entertainment space, including, but not limited to, feature films, TV series, virtual reality projects, games, and web series.

Revenue totaled $529,202 and $259,400 for the six-month periods ended June 30, 2020 and 2019, respectively. The Company’s activities since inception have consisted of formation activities, R&D, raising capital, business development, developing and investing in the initial slate of projects, establishing and growing the Legion M community and culture, building infrastructure to support the community, marketing for principal operations and establishing Legion M as a credible player in the industry. The Company remains dependent upon additional capital resources and is subject to significant risks and uncertainties, including failing to secure additional funding.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that is in early growth phase and therefore has just started generating early revenues from principal operations. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,105,275 and $1,531,434 for the for the periods ended June 30, 2020 and 2019, respectively. As of June 30, 2020, the Company has current assets that exceed current liabilities by $477,687 which it expects to fund at least six more months of operations. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of June 30, 2020, the cash balance exceeded the FDIC insured limits by $456,154.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.  As of June 30, 2020 and December 31, 2019, no associated allowances for doubtful accounts were established.

Legion M Entertainment, Inc.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2020, June 30, 2019, and December 31, 2019, and for the six-month periods ended June 30, 2020 and 2019

Other Receivable

Other receivable are primarily due from payment processors and gateways (e.g. Paypal, Stripe, Wefunder).

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Legion M store (www.legionm.com/store). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of June 30, 2020 and December 31, 2019 were $98,403 and $61,136, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investee production and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the Company' financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value.  No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, at the end of 2019, the Company reduced the expectations on certain projects. As a result, the fair value of the investments was reduced $122,711 as of December 31, 2019. Impairment losses of that amount was recognized during the year ended December 31, 2019. No reductions or impairments were made to investments for the six-month periods ended June 30, 2020.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of June 30, 2020 or December 31, 2019. There were $3,754 of Property and equipment additions during the period ended June 30, 2020. There were no Property and equipment additions during the period ended June 30, 2019. Depreciation expense totaled $4,525 and $5,202 for the periods ended June 30, 2020 and 2019, respectively.

Legion M Entertainment, Inc.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2020, June 30, 2019, and December 31, 2019, and for the six-month periods ended June 30, 2020 and 2019

	As of	As of
	June 30, 2020	December 31, 2019
Original Cost	$49,689	$45,935
Accumulated Depreciation	(39,401)	(34,876)
Book Value	$10,288	$11,059

Loan Receivable

During 2019, the Company made various loans to a production in which the Company is an equity investor. The loans were used to cover working capital requirements. These loans were each repaid in fewer than three weeks. As of December 31, 2019, there was an outstanding loan receivable balance of $100,000. This loan balance was repaid to the Company on January 2, 2020. These loans did not earn any interest and no interest income was recorded.

Loan Payable

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program (“PPP”), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration (“SBA”), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

In May 2020, the Company was approved for a PPP loan of $139,868. The Company has not yet applied for forgiveness of this loan, but expects to in the coming months. The Company expects to have most or all of the loan forgiven, based on current guidelines.

The Company also applied for a low interest Economic Injury Disaster Loan (“EIDL”) administered by the SBA that is still in the process of being reviewed and approved by the SBA. In May, the Company was granted an Emergency EIDL grant of $10,000. This amount may be deducted from any potential PPP loan forgiveness, based on current guidelines.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate fair value.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Legion M Entertainment, Inc.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2020, June 30, 2019, and December 31, 2019, and for the six-month periods ended June 30, 2020 and 2019

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $529,202 and $259,400 for the six-month periods ended June 30, 2020 and 2019, respectively. Revenue for both periods included both “Project-Revenue” (which is defined as revenue directly related to contracts for Legion M projects) and “Non-Project Revenue” (which is defined as all other revenue, and includes sales of Legion M branded merchandise as well as ticket and sponsorship income for Legion M community events like the “Legion M Lounge” at Sundance). Additional Project Revenue attributable to investments in productions will be recognized over multiple months or years.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns for 2018 have been filed. Tax returns for 2019 will be filed with an approved extension. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Legion M Entertainment, Inc.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2020, June 30, 2019, and December 31, 2019, and for the six-month periods ended June 30, 2020 and 2019

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of June 30, 2020 and December 31, 2019, the Company had total taxable net operating loss carryforwards of approximately $9,197,931 and $8,216,976, respectively. The Company is expected to pay Federal and California income taxes at rates of approximately 21% and 8.8%, respectively for the period ended June 30, 2020 and for the period ended December 31, 2019 and has used an effective blended rate of 28.0% to derive a net tax asset as of June 30, 2020 and December 31, 2019 of approximately $2,917,020 and $2,608,843, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of June 30, 2020 and December 31, 2019. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes as of June 30, 2020 and December 31, 2019.

	As of June 30, 2020 (unaudited)	As of December 31, 2019 (audited)
Federal income tax rate	21.0%	21.0%
State income tax rate, net of federal benefit	7.0%	7.0%
Valuation allowance	-28.0%	-28.0%
Effective tax rate	0.0%	0.0%

	As of June 30, 2020 (unaudited)	As of December 31, 2019 (audited)
Deferred tax assets:
Stock based compensation	$343,108	$309,437
Net operating loss carryforward	2,573,912	2,299,406
Net deferred tax assets	2,917,020	2,608,843
Less: Valuation allowance	(2,917,020)	(2,608,843)
Net deferred tax asset	$-	$-

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

Legion M Entertainment, Inc.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2020, June 30, 2019, and December 31, 2019, and for the six-month periods ended June 30, 2020 and 2019

	As of	As of
	June 30, 2020	December 31, 2019
Warrants	32,000	32,000
Options	378,742	355,742
Total dilutive securities	410,742	387,742

As all potentially dilutive securities are anti-dilutive as of June 30, 2020 and December 31, 2019, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS’ EQUITY

On April 12, 2016, the Company’s Board of Directors approved amended and restated articles of incorporation. The amended and restated articles of incorporation increased the authorized stock from 10,000,000 shares of common stock with a par value of $0.0001 to 20,000,000 shares of common stock with a par value of $0.0001, and authorized the creation of two classes of common stock, “Class A Common Stock” and “Class B Common Stock,” with 17,000,000 shares of the authorized common stock designated as Class A Common Stock and 3,000,000 shares of the common stock designated as Class B Common Stock. The amended and restated articles of incorporation reclassify each outstanding share of common stock as of the effective date to one share of Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

During the period from March 4, 2016 (inception) to December 31, 2016, 1,546,040 shares of Class B Common Stock were issued at prices ranging from $0.0001 to $0.001 per share, yielding proceeds of $1,501. This amount was recorded as an expense for services rendered by the stockholders.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of June 30, 2020 and December 31, 2019, 1,634,309 and 1,633,054 of these outstanding Class B Common Stock have vested, respectively. As of June 30, 2020 and December 31, 2019, these unvested shares will either vest or expire by April 2026.

In 2016, the Company converted $501,281 of convertible notes and related interest outstanding to 97,648 shares of Class B Common Stock. All of the shares vested immediately upon conversion.

In September 2016, the Company completed an equity offering through Regulation Crowdfunding and raised gross proceeds of $999,999 for the issuance of 142,857 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

During the period from March 4, 2016 (inception) to December 31, 2016, The Company completed equity investments outside of the crowdfunding campaign providing proceeds of $193,522 for the issuance of 27,646 shares of Class A Common Stock. The offering price for this offering was $7.00 per share.

The Company had a Regulation Crowdfunding and a Regulation A Funding round open during the year ended December 31, 2017 and during that period investors were able to purchase shares of Class A Common Stock. The share price for these offerings were $7.47 per share.  During the year ended December 31, 2017, 272,870 shares were sold generating $2,038,339.

The Company had a Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2018 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $7.47 per share through May 14, 2018, $8.32 per share through October 3, 2018 and $8.88 per share for the remainder of the year.  During the year ended December 31, 2018, 226,898 shares were sold generating $1,923,652.

The Company had Regulation Crowdfunding and Regulation A Funding rounds open during the year ended December 31, 2019 and during that period investors were able to purchase shares of Class A Common Stock. The share prices for these offerings was $8.88 per share through July 15, 2019, $10.00 per share through November 6, 2019 and $10.65 per share for the remainder of the year.  During the year ended December 31, 2019, 463,411 shares were sold generating $4,386,442.

Legion M Entertainment, Inc.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2020, June 30, 2019, and December 31, 2019, and for the six-month periods ended June 30, 2020 and 2019

The Company received partial gross proceeds disbursement of funds committed from these equity offerings of $801,178 and $4,679,422 during the period ended June 30, 2020 and the year ended December 31, 2019, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by Wefunder, the Company’s funding portal.  At the end of each month, there is a balance of funds held by Wefunder for future distribution to the Company.  As of June 30, 2020, there was no escrow balance. The escrow balance as of December 31, 2019, was $170,351.

As of June 30, 2020 and December 31, 2019, the Company had 1,199,863 and 1,140,127 of Class A Common Stock and 1,637,243 and 1,637,243 of Class B Common Stock issued and outstanding, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the “Plan”). The Plan authorizes options to purchase up to 253,960 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 500,000 options to purchase Class B Common Stock. As of June 30, 2020 and December 31, 2019, there were 375,218 and 398,218 options available for issuance, respectively.

As of June 30, 2020 and December 31, 2019, the Company had issued and outstanding 378,742 and 355,742 options to purchase Class B Common Stock under the Plan, respectively.

	June 30, 2020		December 31, 2019
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of period	355,742	$6.19	331,742	$5.98
Granted	23,000	$10.65	24,000	$9.11
Exercised	-		-
Forfeited	-		-
Outstanding - end of period	378,742	$6.46	355,742	$6.19

Exercisable at end of period	294,258	$8.64	264,708	$6.39

Weighted average grant date fair value of options granted during period	$5.34		$4.79

Weighted average duration (years) to expiration of outstanding options at period-end	9.0		7.4

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant. The remaining outstanding options will vest over a weighted average period of 37 months.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the periods ended June 30, 2020 and December 31, 2019:

Legion M Entertainment, Inc.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2020, June 30, 2019, and December 31, 2019, and for the six-month periods ended June 30, 2020 and 2019

	June 30, 2020	December 31, 2019
Risk Free Interest Rate	0.29%	1.66%-2.49%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	60.00%	60.00%
Expected Life (years)	5.0	5.0
Fair Value per Stock Option	$5.34	$4.66-$5.18

The Company recognizes stock-based compensation on a straight-line basis over the options’ vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $120,324 and $152,967 for the periods ended June 30, 2020 and 2019, respectively.

Unrecognized share-based compensation expense was $452,022 and $449,527 as of June 30, 2020 and December 31, 2019, respectively. This unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 41 months and 36 months as of June 30, 2020 and December 31, 2019, respectively.

Warrants

In April 2016, the Company issued 27,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.01 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. As of June 30, 2020 and December 31, 2019, 27,000 and 27,000 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $188,759, and recognized $0 of such to additional paid-in capital and as marketing expense during the six months ended June 30, 2020 and 2019, respectively, commensurate with the vesting of the warrants. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on April 12, 2016.

In June 2017, the Company issued 5,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $7.47 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation to be $19,400 and recorded that value as an adjustment to additional paid-in capital and as an investment in a project in 2017. The assumptions and inputs for the Black-Scholes calculation for the warrants are the same terms as used for valuing the options issued on June 9, 2017.

The Company expensed $0 related to the vesting of these warrants during the six-month periods ended June 30, 2020 and 2019, respectively. As of both June 30, 2020 and December 31, 2019, there was $0 of unrecognized share-based compensation expense.

As of June 30, 2020 and December 31, 2019, there were 32,000 and 32,000 warrants outstanding with weighted average exercise price per share of $1.18 and $1.18, and 32,000 and 32,000 warrants vested with weighted average exercise price per share of $1.18 and $1.18, all respectively.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. The adoption of ASU 2016-02 has had no material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 26, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)

2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (2)

2.3	Amended and Restated Bylaws (3)

4.	Form of Subscription Agreement (4)

6.1	Employment Agreement (Paul Scanlan) (5)

6.2	Employment Agreement (Jeff Annison) (6)

6.3	Employment Agreement (Terri Lubaroff) (7)

6.4	2016 Equity Incentive Plan (8)

(1)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11288 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000110465920090811/tm2014298d1_ex2-1.htm)

(2)

Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11288 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000110465920090811/tm2014298d1_ex2-2.htm)

(3)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11288 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000110465920090811/tm2014298d1_ex2-3.htm)

(4)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11288 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000110465920090811/tm2014298d1_ex4.htm)

(5)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11288 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000110465920090811/tm2014298d1_ex6-1.htm)

(6)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11288 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000110465920090811/tm2014298d1_ex6-2.htm)

(7)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11288 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000110465920090811/tm2014298d1_ex6-3.htm)

(8)	Filed as an exhibit to the Legion M Entertainment, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11288 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1674163/000110465920090811/tm2014298d1_ex6-4.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on September 28, 2020.

Legion M Entertainment, Inc.

/s/ Paul Scanlan
By Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Paul Scanlan
Paul Scanlan, Co-Founder, Chief Executive Officer, Chief Financial Officer, and Treasurer

Date: September 28, 2020